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SEC MAIL PROCESSING RECEIVED MAR - 5 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sandlapper Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Main Street, Suite 1203
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Gordon 864-672-4842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED APR 11 2007 THOMSON FINANCIAL

PROCESSED APR 11 2007 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandlapper Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

Jay F. Bicknell
Notary Public

JAY F. BICKNELL
My Commission Expires
NOTARY PUBLIC
07-02-2014
SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

SEC MAIL PROCESSING
RECEIVED
MAR - 5 2007
WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT

DECEMBER 31, 2006

SANDLAPPER SECURITIES, LLC
(Name of Respondent)

101 N. Main St., Suite 1203
Greenville, South Carolina 29601
(Address of principal executive office)

Trevor Gordon
President
Sandlapper Securities, LLC
101 N. Main St., Suite 1203
Greenville, South Carolina 29601
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SANDLAPPER SECURITIES, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

**(Pursuant to paragraph (d) of Rule 17a-5
of Securities and Exchange Commission)**

SANDLAPPER SECURITIES, LLC
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. John Boyd
Sandlapper Securities, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial condition of ***Sandlapper Securities, LLC*** as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ***Sandlapper Securities, LLC*** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 24, 2007

SANDLAPPER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	79,871
COMMISSION RECEIVABLE - MEMBER		42,334
ADVANCES		15,225
PREPAID EXPENSES		4,479
	$	141,909

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE - MEMBER	$	1,000
MEMBERS' EQUITY		140,909
	$	141,909

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2006

REVENUES	
Commission income	$ 2,567,120
Concessions	(95,261)
Net commission income	2,471,859
EXPENSES	
Commission expense	2,254,743
Professional fees	30,691
Other	21,075
Total expenses	2,306,509
Net income	**$ 165,350**

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2006

MEMBERS' EQUITY, BEGINNING OF YEAR	$	7,204
CAPITAL CONTRIBUTIONS		55,000
DISTRIBUTIONS		(86,645)
NET INCOME		165,350
MEMBERS' EQUITY, END OF YEAR	$	140,909

The accompanying notes are an integral part of these financial statements.

SANDLAPPER SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

OPERATING ACTIVITIES	
Net income	$ 165,350
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in operating assets and liabilities	
Commission receivable – member	(35,688)
Advances	(15,225)
Prepaid expenses	(4,479)
Accounts payable – member	(8,730)
Net cash provided by operating activities	101,228
FINANCING ACTIVITIES	
Proceeds from capital contributions	55,000
Member distributions	(86,645)
Net cash used in financing activities	(31,645)
Increase in cash and cash equivalents	69,583
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,288
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 79,871**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations

Sandlapper Securities, LLC (the "Company"), which has one office in Greenville, SC, was organized on June 30, 2005 for the sole purpose of acting as an independent broker dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company specializes in the syndication of private placement interests in real estate Tenant-in-Common ("TIC") programs. Specifically, the Company acts as the managing broker dealer for private placements of TIC interests made by TIC Properties, LLC ("TIC Properties"), the majority member/owner of the Company.

Cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents. The Company maintains its cash in a bank deposit account which, at times, may exceed the Federal Deposit Insurance Corporation insured limit of $100,000. The Company has not experienced losses in this account and does not believe it is exposed to significant credit risk on its cash and cash equivalents.

Commissions

Commission income and related commission expenses are recorded as sales of the TIC interests occur.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2006, the Company's net capital, computed in accordance with the rules of the SEC, was $121,205, which was $116,205 in excess of its required net capital of $5,000. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0 to 1. See Supplemental Schedule 1 for these calculations.

NOTE 3 - RELATED PARTY TRANSACTIONS

As stated in Note 1, the Company acts as the managing broker dealer for private placements of TIC interests made by TIC Properties, the majority member/owner of the Company. Therefore, all commission income recorded by the Company comes from TIC Properties. Also, the Company pays management fees to TIC Properties pursuant to an expense sharing agreement.

The following transactions (other than equity transactions) with TIC Properties are included in these financial statements:

Net commission income	$ 2,471,859
Commission receivable	42,334
Management fee expense	1,800

NOTE 4 – FINOP SERVICES

Pursuant to NASD regulations, member firms are required to designate a Limited Principal – Financial and Operations ("FinOP") whose duties include, but are not limited to, monthly review of financial statements, monthly calculation of net capital and aggregate indebtedness, quarterly NASD filings, periodic review of record keeping procedures, assistance in communicating with NASD and SEC examiners, and assistance in preparing for NASD examinations. A FinOP has to pass a qualification exam and register with NASDAQ. Because the Company does not yet have a registered FinOP in-house, they outsource this function to a third party brokerage adviser firm. During 2006, the Company paid this firm approximately $28,000 for these services, which is included in professional fees in the statement of operations.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

SANDLAPPER SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
DECEMBER 31, 2006

NET CAPITAL

TOTAL MEMBERS' EQUITY		$ 140,909
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		140,909
DEDUCT		
Nonallowable assets from Statement of Financial Condition:		
Advances	$15,225	
Prepaid expenses	4,479	19,704
Net capital before haircuts on securities positions		121,205
Haircuts on securities		-
Net capital		$ 121,205

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 1,000
ADD	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Total aggregate indebtedness	$ 1,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 123,839
Adjustments to record cash paid and received (net)	(2,434)
Other items (net)	(200)
Net capital per above	$ 121,205

SANDLAPPER SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2006

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
DEBIT BALANCES	
Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Total debit items	$ -

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

SANDLAPPER SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

INDEPENDENT RESISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. John Boyd
Sandlapper Securities, LLC
Greenville, South Carolina 29601

In planning and performing our audit of the financial statements and supplemental schedules of ***Sandlapper Securities, LLC*** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 24, 2007

END